Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Message From Keller Kissam

Communicating your support of the Dominion Energy, SCANA merger

This week we shared additional details about SCANA's merger with Dominion Energy during employee meetings at many of our locations (a replay will be available on The Edge). We also launched an extranet site that will provide additional information as it becomes available.

The merger represents a positive resolution to what has been a very difficult situation – a solution that's far better for our customers, employees and the communities we serve than what SCANA can do on its own. The next few weeks are important as we continue to meet with stakeholders and begin the approval process.

Many of you have asked if it is okay to reach out to your legislators in support of the merger. If you would like to voice your support as a constituent and are comfortable with contacting your state representative and senator, please do so.

Contact options include a traditional written letter or an electronic communication. Contacting a representative is made easy if you visit the SC Legislature site online. Here is a sample of what you might wish to communicate:

Dear NAME OF OFFICIAL,

My name is XXXX. I live at XXXX in your district. I work for SCANA/SCE&G. As a citizen and a voter, I am writing you to ask for your support of the merger of Dominion Energy and SCANA, which will be beneficial to SCE&G customers, SCANA's shareholders, the communities we serve and to me, as an employee.

The terms of the merger include:

- *A $1.3 billion rate refund -- about $1,000 per residential electric customer on average; industrial and commercial electric customers would get much more on average.*
- *A 5 percent rate reduction for electric customers.*
- *The addition of a natural gas power plant at no cost to customers to serve their power needs.*
- *A shorter recovery period for nuclear abandonment costs, reduced from 50 years to 20 years – a 60 percent reduction that will save electric customers more than $10 billion.*
- *A million dollars a year more in charitable contributions in the communities we serve.*

SCANA will maintain a significant community presence, local management structure and the headquarters of SCE&G here in South Carolina. Like SCANA, Dominion Energy's reputation for safety and reliability is outstanding. Dominion Energy is recognized by Fortune magazine consistently as one of the most admired utilities in the nation. It is also ranked among the best places to work. Dominion Energy and SCANA coming together would promote economic growth and access to new energy resources in our state, bringing a brighter energy future to South Carolina.

This merger would reduce costs for our customers while simultaneously expanding energy production for their benefit. I believe it's the best solution for addressing the concerns we've heard from our customers, our legislators and our regulators. I urge you to support this merger. Thank you.

Sincerely,

YOUR NAME

You may wish to draw on your business experience to personalize your letter, whether it's emphasizing the importance of our engagement in the community, or a reminder that there are more than 5,000 employees working at SCANA, paying local taxes and supporting local businesses.

This would be purely voluntary and should be done during your personal time.

Thank you for all you do!



Additional Information

In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the "proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA's shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy's directors and executive officers is available in Dominion Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA's directors and executive officers is available in SCANA's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.